EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MULTIPLAN CORPORATION

MultiPlan Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.That Article IV of the Seconded Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph at the end of Article IV as a new Section B of Article IV:

“B. Upon the effectiveness of the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation adding this Section B. (the “Effective Time”), each share of the Corporation’s Class A common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into (1/40) to (1/15) of a validly issued, fully paid and non-assessable share of Class A common stock, par value $0.0001 per share, without any further action by the Corporation or the holder thereof, the exact ratio within the (1/40) to (1/15) range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (such combination, the “Reverse Stock Split”). No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of whole shares of Class A common stock into which the shares of Class A common stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.”

2.    On September 9, 2024, the Board of Directors of the Corporation determined that each share of the Corporation’s Class A common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one-fortieth (1/40) of a validly issued, fully paid and non-assessable share of Class A common stock, par value $0.0001 per share. The Corporation publicly announced this ratio on September 10, 2024.

3.    This amendment has been duly adopted in accordance with Section 242 of the DGCL.

4.    This Certificate of Amendment shall become effective at 5:00 p.m. Eastern time on September 20,2024.

[Remainder of page left intentionally blank; signature page follows.]

IN WITNESS WHEREOF, this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this [20]th day of September, 2024.

/s/ Kent Bartholomew
Name: Kent Bartholomew
Title: Authorized Officer
2